PERSONAL AND CONFIDENTIAL


                                                              February 25, 1998




Matlack Systems, Inc.
2200 Concorde Pike
Wilmington, Delaware  19803

Attn:    John W. Rollins, Jr.
                  Chairman of the Board

Dear Mr. Rollins:

         This letter (this "Letter") will confirm the offer (subject to the terms and conditions below) by Apollo Management L.P. ("Apollo") to Matlack Systems, Inc. ("Matlack" or the "Company") with respect to the proposed acquisition (the "Acquisition") by an entity to be formed by Apollo (the "Purchaser") of all of the issued and outstanding common stock (the "Stock") of Matlack. The Acquisition shall be made upon the following terms and subject to the following conditions:

         1. Price and Structure of the Acquisition. Subject to the terms and conditions set forth herein, the Acquisition will be structured as a public merger and on the Closing Date (as defined below), Purchaser shall purchase all of the outstanding Stock and each outstanding employee stock option. The purchase price (the "Purchase Price") shall be paid in cash and shall be $12 per share of Stock and $12 less the relevant exercise price per option.

         2. Closing. The closing of the Acquisition shall be held as soon as practicable following the execution and delivery of a definitive merger agreement (the "Definitive Agreement"), at a time and place to be mutually agreed upon by Matlack and Apollo (the "Closing Date"). The parties agree to use all reasonable efforts and to work diligently and in good faith to execute and deliver the Definitive Agreement and to consummate the Acquisition as soon as practicable.

         3. Definitive Agreement. The obligations of the Purchaser and Matlack are expressly subject to the negotiation and execution of the Definitive Agreement in form and substance satisfactory to each of Apollo, Matlack and their respective counsel. Such agreement shall contain representations,

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warranties,  covenants  (including a termination  fee in the amount set forth in paragraph 12 below and a related expense reimbursement) and conditions which are customary in merger agreements of this type.

         4. Conditions to Closing. The consummation of the Acquisition shall be subject to and conditioned upon, among other things, the execution by Purchaser and Matlack of a mutually acceptable Definitive Agreement and the compliance with or satisfaction or waiver of the terms and conditions thereof on or before the Closing Date and completion to Apollo's satisfaction in its sole discretion of Apollo's due diligence investigation of the Company, as described further in paragraph 5 below.

         5. Access to Facilities; Due Diligence. Subject to the terms of the Definitive Agreement, from the date hereof until the Closing Date, Matlack shall, and shall cause management of Matlack to, afford Apollo and its attorneys, consultants, accountants and authorized representatives reasonable access, upon reasonable notice during normal business hours and at other reasonable times, to properties, books, contracts, commitments, records, personnel, lenders and advisors of Matlack in order to permit Apollo to conduct its due diligence investigation of Matlack. Such investigation shall include, among other things, the receipt of relevant financial information, the review of any relevant contractual obligations of Matlack, the conducting of discussions with Matlack's management, employees and customers (as reasonably agreed by Matlack), environmental review, review of all pension, health or retiree related liabilities and such other investigations as may be deemed necessary by Apollo.

         6. Conduct of Business Pending Closing. From the date hereof until the Closing Date, Matlack shall continue to operate the Company and its subsidiaries in the usual and ordinary course, shall refrain from any material capital expenditures or significant organizational or personnel changes with respect thereto and shall use its best efforts to preserve the goodwill of their respective customers, employees, independent contractors, suppliers, and others with whom Matlack and its subsidiaries have business relations.

         7. Publicity. Except as otherwise required by law, court process or the rules of the New York Stock Exchange, for so long as this Letter is in effect, no party hereto shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Letter without the consent of the other parties, which consent shall not be unreasonably withheld; provided, that, in any case, Matlack will not use the name of Apollo or any affiliate thereof without Apollo's written permission and will discuss the term and contents of any such release with Apollo prior to dissemination.

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         8.  Exclusivity.  The parties hereto confirm that the letter agreement, dated February 12, 1998 (the "February 12 Letter Agreement"), between Apollo and Matlack, attached hereto as Exhibit A, shall remain in full force and effect in accordance with its terms.

         9. Brokerage Fees; Expenses. Each of (i) Apollo and (ii) Matlack shall indemnify and hold the other harmless from any claim for brokerage or finders' fees arising out of the Acquisition contemplated hereby by any person claiming to have been engaged by the indemnifying party. Subject to the terms of the Definitive Agreement, each party hereto agrees to pay its own fees and expenses incurred in connection with this Letter.

         10. No Binding Effect. This Letter is only an expression of the mutual intent of Apollo, the Purchaser and Matlack concerning certain aspects of the Acquisition and it is understood that all of the material terms of the Acquisition are not yet agreed upon and still must be agreed upon to the parties' mutual satisfaction. It is understood that except for paragraphs 7, 8 and 9, above and paragraphs 11, 12 and 13 below (which are intended to be legally binding on the parties hereto), this Letter is neither a binding contract between us nor an agreement to enter into a Definitive Agreement, and, except as aforesaid with respect to the paragraphs that are intended to be legally binding on the parties hereto, (i) the parties will be jointly bound only in accordance with the terms and conditions contained in the executed Definitive Agreement, and (ii) no liability or obligation of any nature is intended to be created by or among the parties hereto.

         11. Expiration. This Letter (other than the provisions of paragraphs 9 above and 12 below) shall expire upon the expiration of the February 12 Letter Agreement contemplated by paragraph 8 above unless extended as agreed by the parties hereto.

         12. Termination Fee. As further inducement to Apollo and Purchaser to enter into this Letter, in the event a Definitive Agreement is not executed and delivered on or before the expiration date of this Letter (the "Expiration Date") and within six months of the Expiration Date (the "Tail Period") Matlack enters into a definitive agreement with a third party with respect to an Alternative Proposal (as defined below) with a purchase price per share of Stock equal to or greater than the Purchase Price, Matlack will immediately pay to Apollo by wire transfer a termination fee of $5.75 million; provided, that the Tail Period shall be (i) increased to one year in the event (A) an Alternative Proposal is publicly announced by a third party on or before the Expiration Date or (B) Matlack shall have violated the terms of the February 12 Letter Agreement or (ii) reduced to three months in the event a Definitive Agreement is not entered into as a result of Apollo having either (A) determined not to proceed with the Acquisition or (B) reduced

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the  Purchase  Price  offered  hereby.  For  the  purposes  of  this  Letter  an
"Alternative Proposal" shall mean any proposal or offer (including, without limitation, any proposal or offer to Matlack's stockholders) with respect to a merger, acquisition, consolidation, share exchange or similar transaction involving, or any purchase of all or any significant portion of the assets or any securities of, Matlack or any of its subsidiaries taken as a whole (it being understood Matlack will not divest itself of any significant subsidiary during the term of this Letter). Following the payment of the Termination Fee Matlack will have no further obligation to Apollo under this Letter and Apollo will have no further obligation to Matlack under this Letter.

         13. Miscellaneous. This Letter may be executed in counterparts, each of which shall be deemed to be an original but all or which shall constitute one and the same document. This Letter shall be governed by the laws of the State of Delaware without regard to conflicts of law principles thereof.

         14. Support Agreements/Voting Agreement. Simultaneously herewith Matlack and certain of its shareholders (the "Shareholders") are entering into a Support Agreement #1 and Support Agreement #2 with Apollo and the Purchaser (the "Support Agreements") with respect to the voting and transfer of their shares of Stock and Apollo and Purchaser are entering into a Voting and Option Agreement with another Shareholder (the "Voting Agreement").

         15. Board Approval; No Trigger of Pill. The Board of Directors of the Company has duly and validly taken all necessary corporate action, so that by the execution and delivery hereof no restrictive provision of any "fair price," "moratorium," "control-share acquisition," "interested shareholders" or other similar anti-takeover statute or regulation (including, without limitation, Section 203 of the Delaware General Corporation Law) or restrictive provision of any applicable anti-takeover provision in the Articles of Incorporation or by-laws of the Company is, or at the closing of the transactions contemplated by
Section 1 hereof will be, applicable to the Company, Apollo or the Purchaser, the Shares, the Merger or any other transaction contemplated by this Agreement, the Support Agreements or the Voting Agreement. The Company shall have taken all action necessary to render the Rights Agreement (the "Rights Agreement") by and between the Company and Registrar and Transfer Company, dated as of June 14, 1989 and the rights issued pursuant to the Rights Agreement inapplicable to the transactions contemplated hereby.

         16. Stop Transfer. The Company agrees with, and covenants to, Apollo and the Purchaser that the Company shall not register the transfer of any certificate representing any Shareholder's Stock unless such transfer is made in accordance with the terms of the Support Agreements and the Voting Agreement.

         If the foregoing proposal is acceptable to you, please indicate your agreement by executing and returning to us one fully executed copy of this Letter no later than 12:00 noon New York time, on February 25, 1998.

         We look forward to working with you.


                                          Very truly yours,

                                          APOLLO MANAGEMENT, L.P.,
                                          on behalf of itself and the Purchaser


                                          By:__________________________________
                                             Name:
                                             Title:

Agreed to and accepted this
25th day of February, 1998


MATLACK SYSTEMS, INC.


By:________________________
   Name:
   Title:





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